UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ]Form 10-D [ ] Form N-SAR [ ] Form N-CSR

For Period Ended: June 30, 2017

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: __________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

PetroTerra Corp.
Full Name of Registrant

Former Name if Applicable

980 N Federal Highway, Suite 304
Address of Principal Executive Office (Street and Number)

Boca Raton, Florida 33432
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

PetroTerra Corp. (the “Registrant”) was unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the period ended June 30, 2017 (the “Quarterly Report”) within the prescribed time period due to a delay experienced by the Registrant in completing its disclosures in the Quarterly Report. As previously disclosed in the Registrant’s Quarterly Report on Form 10-Q filed on February, 14, 2017 for the quarterly period ended December 31, 2016, during the fourth quarter of 2016, the Registrant effected a reverse stock split at a ratio of 1 for 30 (the “Reverse Stock Split”). Due to further review of the Reverse Stock Split, despite diligent efforts, the Company has been unable to complete the preparation, review and filing of its Quarterly Report within the prescribed time period without unreasonable effort and expense. The Company anticipates filing its Quarterly Report within the extension period provided under Rule 12b-25.

This notification includes forward looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. The word “anticipates” and similar terms and phrases are used in this notification to identify forward-looking statements, including statements regarding the Registrant’s estimated timing for the filing of the Quarterly Report. Forward-looking statements are subject to various known and unknown risks and uncertainties and the Registrant cautions you that any forward-looking information provided by or on behalf of the Registrant is not a guarantee of future performance. The Registrant’s actual results could differ materially from those anticipated by such forward-looking statements due to a number of factors, some of which are beyond the Registrant’s control, including, but not limited to, the risk factors detailed from time to time in reports filed by the Registrant with the U.S. Securities and Exchange Commission. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Notification of Late Filing on Form 12b-25. The Registrant undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Steven Yariv	(561)	672-7068
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?   [X] Yes   [  ] No

If answer is no, identify report(s).

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

PetroTerra Corp.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 14, 2017	By:	/s/ Steven Yariv
Name: Steven Yariv
Title: Chief Executive Officer